North American Minerals Group Inc.
1600, 1800 - 4th Street S.W.
Calgary, Alberta, Canada

February 2, 2009
VIA EDGAR (FILING CODE: DEL AM)
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	North American Minerals Group Inc. (the "Company")
Registration Statement on Form F-1 (File No. 333-156975)

Gentlemen:

Reference is made to the Registration Statement on Form F-1 (File No. 333-156975) filed with the Securities and Exchange Commission (the “Commission”) by North American Minerals Group Inc. on January 27, 2009 (the “Registration Statement”).  Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement, replacing the paragraph immediately following the calculation of the registration fee table on page iii of the Registration Statement:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

If you have any questions or comments, please do not hesitate to contact Elliot H. Lutzker, Esq. at Phillips Nizer LLP, counsel to the Registrant, at (p) (212) 841-0707.

Very truly yours,

/s/ Peter Leger
Peter Leger Chief Executive Officer

cc:	Elliot H. Lutzker, Esq.